Exhibit 12.2

NRG Energy, Inc
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(In millions except ratio)

Earnings:
Income from continuing operations before income tax	$1,669	$1,766	$933	$861	$110
Net loss attributable to noncontrolling interest	(1)	—	—	—	—
Less:
Undistributed equity in earnings of unconsolidated affiliates	(41)	(44)	(33)	(33)	(8)
Capitalized interest	(37)	(45)	(11)	(5)	—
Preference dividends — tax effected	(52)	(90)	(91)	(83)	(33)
Add:
Fixed charges	755	724	806	686	213
Amortization of capitalized interest	3	1	—	—	—

Total Earnings:	$2,296	$2,312	$1,604	$1,426	$282

Fixed Charges:
Interest expense	$610	$546	$657	$562	$166
Interest capitalized	37	45	11	5	—
Amortization of debt issuance costs	31	22	26	22	6
Amortization of debt discount	13	15	19	10	5
Approximation of interest in rental expense	12	6	2	4	3
Tax effect of preference dividends	52	90	91	83	33

Total Fixed Charges:	$755	$724	$806	$686	$213

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.04	3.19	1.99	2.08	1.32